Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-155811
Dated June 2, 2009

TRANSATLANTIC HOLDINGS, INC.

Free Writing Prospectus Published or Distributed by Media

     On May, 28 2009 Bloomberg.com, an online publication, published an article concerning Transatlantic Holdings, Inc. (“Transatlantic”), the full text of which is reproduced below. The article discusses the pending secondary offering of shares of Transatlantic's common stock by American International Group, Inc. (“AIG”) and American Home Assurance Company, a wholly owned subsidiary of AIG (“AHAC” and together with AIG, the “Selling Stockholder”) and the potential use of proceeds by the Selling Stockholder, as well as events leading up to the offering, market conditions and Transatlantic’s business generally. The article quotes Transatlantic’s Chief Financial Officer, Steven Skalicky, on these topics.

     The article was not prepared (other than the quotes attributed to Mr. Skalicky) by or reviewed by Transatlantic or any other offering participant prior to its publication. You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus supplement filed by Transatlantic with the SEC on May 28, 2009 and in the accompanying prospectus. In particular, you should carefully read the risk factors described in the preliminary prospectus supplement and in the documents incorporated by reference in the preliminary prospectus supplement, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009. Statements in the article that are not attributed directly to Mr. Skalicky or based on, or derived from, Transatlantic’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by Transatlantic.

Full Text of the Bloomberg.com Article

AIG Files to Shed Majority Stake in U.S. Reinsurer
By Andrew Frye

May 28 (Bloomberg) -- American International Group Inc., the insurer bailed out by the U.S., filed to sell a stake of almost $1 billion in its majority-owned reinsurer Transatlantic Holdings Inc.

AIG may sell 26 million shares, Transatlantic said today in a regulatory filing. That holding is valued at about $985 million based on yesterday’s closing price of $37.87. The New York-based insurer holds about 39 million shares, or 59 percent of Transatlantic, the reinsurer said. The stake will be less than 20 percent after the sale, AIG said.

AIG scaled back plans to sell units in their entirety as the recession eroded the value of insurance assets and made financing more expensive for potential buyers. The company, which is seeking to repay a government bailout of as much as $182.5 billion, has disclosed deals for $5.6 billion and said in March it will place its two biggest non-U.S. life insurers into trusts for eventual public offerings or sales.

“Our restructuring program is clearly a work-in- progress,” AIG Vice Chairman Paula Reynolds said on a May 7 conference call. The insurer was in “various types of negotiations” regarding Transatlantic, a plane-leasing unit and two life insurance businesses, Reynolds said then.

For Transatlantic, AIG’s plan is a “very positive event,” said Steven Skalicky, the chief financial officer of the reinsurer, in a telephone interview. Mutual funds that previously shunned the stock because of AIG’s majority stake may now be willing to buy shares, he said. Peter Tulupman, a spokesman for AIG, declined to comment.

Stock Slide

Transatlantic, the second-largest U.S.-based reinsurer behind Warren Buffett’s Berkshire Hathaway Inc., slipped $1.18, or 312 percent, to $36.69 in New York Stock Exchange composite trading. The reinsurer has declined by 43 percent in the past 12 months.

AIG’s stake in Transatlantic may slip to less than 14 percent if the brokers underwriting the stock sale exercise the right to buy as many as 3.9 million shares. JPMorgan Chase & Co., Goldman Sachs Group Inc. and Morgan Stanley are leading the sale of shares, AIG said.

Transatlantic’s first-quarter net income fell 35 percent to $75.2 million on the declining value of investments, the company said last month. The reinsurer was incorporated in 1986 and listed on the stock market in a 1990 initial public offering. The New York-based reinsurer sells coverage of property, corporate boards, medical malpractice, auto liability and aviation, according to a regulatory filing.

AIG’s Reynolds was hired in October to help Chief Executive Officer Edward Liddy reorganize and dismantle parts of what was once the world’s biggest insurer. She’s overseen the sale of a U.S. auto insurer and an equipment guarantor.

AIG, which reported a $99.3 billion loss last year, has been unprofitable for six straight quarters on bad bets tied to subprime mortgages.

To contact the reporter on this story: Andrew Frye in New York at afrye@bloomberg.net

FORWARD-LOOKING STATEMENTS

     This free writing prospectus contains forward-looking statements. These forward-looking statements are identified, including without limitation, by their use of such terms and phrases as: "intend," "intends," "intended," "goal," "estimate," "estimates," "expect," "expects," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "think," "thinks," "designed to," "foreseeable future," "believe," "believes," "scheduled," and similar expressions.

     These statements are not historical facts but instead represent only Transatlantic’s belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of Transatlantic's control. These statements may address, among other things, Transatlantic's strategy and expectations for growth, product development, government and industry regulatory actions, legal matters, financial, credit and industry market conditions, financial results and reserves, as well as the expected impact on Transatlantic of natural and man-made (e.g., terrorist attacks) catastrophic events and political, economic, legal and social conditions.

     It is possible that Transatlantic’s actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause Transatlantic's actual results to differ, possibly materially, from those discussed in the specific forward- looking statements may include, but are not limited to, uncertainties relating to economic conditions, financial and credit market conditions, cyclical industry conditions, credit quality, government, regulatory and accounting policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, legal and regulatory proceedings, failures of pricing models to accurately assess risks, the reserving process, the competitive environment in which Transatlantic operates, interest rate and foreign currency exchange rate fluctuations, the uncertainties inherent in international operations and the uncertainty surrounding AIG’s continued ownership interest in Transatlantic and are further discussed in the documents incorporated by reference into this prospectus.

     Transatlantic is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. See also “Where You Can Find More Information” in the prospectus supplement for information about how to obtain a copy of the documents incorporated by reference into the prospectus.

     For a more detailed list of such risks, please refer to the risk factors section of Transatlantic's Annual Report on Form 10-K for the fiscal year ending December 31, 2008, and in its other filings with the Securities and Exchange Commission.

Transatlantic Holdings, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Transatlantic has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free J.P. Morgan Securities Inc. at (866) 430-0686, Goldman, Sachs & Co. at (866)-471-2526 or Morgan Stanley & Co. at (866) 718-1649.